UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Coleman Cable, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

193459302

(CUSIP Number)

James J. Junewicz

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5257

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Nachum Stein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 776,450
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 776,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,836 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 6.5% as of December 20, 2013 (based on 18,366,688 shares of Common Stock issued and outstanding).
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Feige Stein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,025,084
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,025,084
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,084 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 5.6% as of December 20, 2013 (based on 18,366,688 shares of Common Stock issued and outstanding).
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Hertz Hasenfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,684
	8.	Shared Voting Power 159,752
	9.	Sole Dispositive Power 512,684
	10.	Shared Dispositive Power 159,752
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,317 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 4.4% as of December 20, 2013 (based on 18,366,688 shares of Common Stock issued and outstanding).
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Ephraim Hasenfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,184
	8.	Shared Voting Power 159,752
	9.	Sole Dispositive Power 527,184
	10.	Shared Dispositive Power 49,512
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 939,452 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 5.1% as of December 20, 2013 (based on 18,366,688 shares of Common Stock issued and outstanding).
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Coleman Cable, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1530 Shields Drive, Waukegan, Illinois 60085.

Item 2. Identity and Background

(a)-(c)	This Schedule 13D is being filed by Nachum Stein, Feige Stein, Ephraim Hasenfeld and Hertz Hasenfeld (collectively, the “Reporting Persons”).

The principal address of each Reporting Person is c/o Nachum Stein, 444 Madison Avenue, Suite 501, New York, NY 10022.

Nachum Stein is Co-Chairman of the Board of the Company and is Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. Feige Stein is Nachum Stein’s spouse.

Ephraim Hasenfeld is self-employed in the real estate business.

Hertz Hasenfeld is self-employed in the jewelry business.

(d)-(e)	During the last five years, none of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own collectively 2,612,101 shares of Common Stock of the Company. No purchases are being made in connection with this report.

Item 4. Purpose of Transaction

General

The Reporting Persons acquired and currently hold their shares of Common Stock for investment purposes, subject to activities related to the transactions contemplated by the agreements described in this Item 4, including, without limitation, voting in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and the other matters described in this Item 4 and in Item 6.

On December 20, 2013, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Southwire Company, a Delaware corporation (“Parent”), and Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). In connection with the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of December 20, 2013, as amended as of December 30, 2013, with the Reporting Persons (the “Support Agreement”).

Merger Agreement

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of Common Stock of the Company at a price of $26.25 per Share in cash, net to the seller in cash but subject to any applicable withholding of taxes.

The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding shares of Common Stock on a fully-diluted basis as of the scheduled expiration of the Offer (assuming the issuance of all shares of Common Stock issuable upon the exercise of all outstanding options and other rights to purchase shares of Common Stock) (such condition, the “Minimum Condition”). The Minimum Condition may not be waived by Merger Sub without the prior written consent of the Company. The obligation of Merger Sub to consummate the Offer is subject to the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the completion of the marketing period for Parent’s financing and other customary closing conditions. Consummation of the Offer is not subject to a financing condition.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) as provided in the Merger Agreement, with the Company being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares owned by Parent, Merger Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes.

The closing of the Merger is subject to customary closing conditions, and, depending on the availability of short form statutory merger procedures under the DGCL, adoption of the Merger Agreement by the Company’s stockholders may be required. The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Merger Sub. The Company has agreed to operate its business in the ordinary course until the Effective Time. The Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposals.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Nachum Stein, Feige Stein, Hertz Hasenfeld and The N&F Trust 766 entered into the Support Agreement with Parent and Merger Sub, which Support Agreement was subsequently amended to remove as a party the N&F Trust 766 and to add as a party, Ephraim Hasenfeld. Pursuant to the terms of the Support Agreement, Nachum Stein and Feige Stein agreed to tender 616,698 shares in the Offer, Hertz Hasenfeld agreed to tender 334,050 share in the Offer and Ephraim Hasenfeld agreed to tender 408,386 shares in the Offer, for a total of total of 1,359,134 shares, each on the terms and subject to the conditions of the Support Agreement. The shares subject to the Support Agreement comprise approximately 7.4% of all outstanding Shares. The Support Agreement will terminate in certain circumstances, including upon termination of the Merger Agreement.

Except as described in this Item 4 of Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Company or other persons.

Item 5. Interest in Securities of the Issuer

(a)-(b) The following assumes that there are 18,366,688 shares of Common Stock outstanding. As of the date hereof:

•	Nachum Stein may be deemed to beneficially own 1,184,836 shares of Common Stock of the Company, representing 6.5% of the outstanding shares of Common Stock of the Company. Includes 110,240 shares owned by HSI Partnership. The partners of HSI Partnership are A. Hasenfeld, E. Hasenfeld, H. Hasenfeld, and Nachum Stein. Each of the partners shares voting and investment power for the 110,240 shares. Also includes 616,698 shares owned jointly with his spouse, Feige Stein. Also includes 408,386 shares owned by The N&F Trust 766, an irrevocable trust for the benefit of Nachum Stein’s immediate family. The trustees of The N&F Trust 766 are Feige Stein and Norman Dick. Each of the trustees has voting and investment power for the 408,386 shares. Also includes 49,512 shares held by the Hasenfeld-Stein Pension Trust of which Ephraim Hasenfeld, Hertz Hasenfeld and Nachum Stein are trustees. Nachum Stein disclaims beneficial ownership for the shares held by the HSI Partnership, The N&F Trust 766 and the Hasenfeld-Stein Pension Trust.

•	Feige Stein may be deemed to beneficially own 1,025,084 shares of Common Stock of the Company, representing 5.6% of the outstanding shares of Common Stock of the Company. Includes 408,386 shares owned by The N&F Trust 766. The trustees of The N&F Trust 766 are Feige Stein and Norman Dick. Each of the trustees has voting and investment power for the 408,386 shares. Also includes 616,698 shares owned jointly with her spouse, Nachum Stein.

•	Hertz Hasenfeld may be deemed to beneficially own 807,317 shares of Common Stock of the Company, representing 4.4% of the outstanding shares of Common Stock of the Company. Includes 512,684 shares owned by Hertz Hasenfeld and 134,881 shares held by the Hertz and Libby Hasenfeld Trust. Also includes 110,240 shares owned by HSI Partnership. The partners of HSI Partnership are A. Hasenfeld, E. Hasenfeld, H. Hasenfeld, and Nachum Stein. Each of the partners shares voting and investment power for the 110,240 shares. Also includes 49,512 shares held by the Hasenfeld-Stein Pension Trust of which Ephraim Hasenfeld, Hertz Hasenfeld and Nachum Stein are trustees. Hertz Hasenfeld disclaims beneficial ownership for the shares held by the HSI Partnership and the Hasenfeld-Stein Pension Trust.

•	Ephraim Hasenfeld may be deemed to beneficially own 939,452 hares of Common Stock of the Company, representing 5.1% of the outstanding shares of Common Stock of the Company. Includes 512,684 shares owned by Ephraim Hasenfeld and 252,516 shares held by the Ephraim Hasenfeld Trust. Also includes 110,240 shares owned by HSI Partnership. The partners of HSI Partnership are A. Hasenfeld, E. Hasenfeld, H. Hasenfeld, and Nachum Stein. Each of the partners shares voting and investment power for the 110,240 shares. Also includes 49,512 shares held by the Hasenfeld-Stein Pension Trust of which Ephraim Hasenfeld, Hertz Hasenfeld and Nachum Stein are trustees. Ephraim Hasenfeld disclaims beneficial ownership for the shares held by the HSI Partnership and the Hasenfeld-Stein Pension Trust.

(c) During the past sixty days, the Reporting Persons have not effected any transactions in the Common Stock of the Company. Certain of the Reporting Persons may elect to make donative transfers to family trusts or foundations for estate planning purposes.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are party to the Support Agreement as further described in Item 4. There are otherwise no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Southwire Company and Cubs Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on December 20, 2013).

Exhibit 2	Joint Filing Agreement, dated as of December 30, 2013, by and among Nachum Stein, Feige Stein, Hertz Hasenfeld and Ephraim Hasenfeld.

Exhibit 3	Tender and Support Agreement, dated December 20, 2013, by and among Southwire Company, Cubs Acquisition Corporation, Nachum Stein, Feige Stein, Hertz Hasenfeld and The N&F Trust 766 (incorporated by reference to Exhibit 99.2 to Coleman’s Current Report on Form 8-K filed with the SEC on December 20, 2013).

Exhibit 4	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Southwire Company, Cubs Acquisition Corporation, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and the N&F Trust 766.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nachum Stein
Date: December 30, 2013	NACHUM STEIN

/s/ Feige Stein
Date: December 30, 2013	FEIGE STEIN

/s/ Ephraim Hasenfeld
Date: December 30, 2013	EPHRAIM HASENFELD

/s/ Hertz Hasenfeld
Date: December 30, 2013	HERTZ HASENFELD